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                          June 3, 2021

       Adam S. Grossman
       President and Chief Executive Officer
       ADMA Biologics, Inc.
       465 State Route 17 South
       Ramsey, NJ 07446

                                                        Re: ADMA Biologics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 28, 2021
                                                            File No. 333-25664

       Dear Mr. Grossman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Deanna
Virginio at 202-551-4530 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              David C. Schwartz, Esq.